No. 812-13882

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER

PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT

OF 1940 GRANTING AN EXEMPTION FROM SECTION 12(d)(3) OF THE INVESTMENT COMPANY ACT OF 1940

KOHLBERG CAPITAL CORPORATION

295 Madison Avenue, 6th Floor

New York, New York 10017

(212) 455-8300

All Communications, Notices and Orders to:

Dayl W. Pearson

Chief Executive Officer

Kohlberg Capital Corporation

295 Madison Avenue, 6th Floor

New York, New York 10017

Copies to:

Michael G. Doherty, Esq.

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10111

March 1, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of:

KOHLBERG CAPITAL CORPORATION 295 Madison Avenue, 6th Floor New York, New York 10017 File No. 812-13882	SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM THE PROVISIONS OF SECTION 12(d)(3) OF THE INVESTMENT COMPANY ACT OF 1940
Investment Company Act of 1940, as amended

I.	INTRODUCTION

Kohlberg Capital Corporation (the “Company”), a Delaware corporation operating as an internally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”)1 under Section 54(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), hereby applies for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the 1940 Act2 granting an exemption from the provisions of Section 12(d)(3) to the extent necessary to permit the Company to continue to hold a greater than 50% equity interest in Katonah Debt Advisors, LLC (“KDA”), Trimaran Advisors, L.L.C. (“TA” and, together with KDA, the “Advisers”), Katonah Management Holdings LLC (“Katonah Management”) and Commodore Holdings, L.L.C. (“Commodore Holdings” and, together with Katonah Management, the “Holding Companies”), and the Special Purpose Subsidiaries (as defined below), each of which is a direct or indirect wholly owned portfolio company of the Company, when the Advisers and Special Purpose Subsidiaries are required to register as investment advisers under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).3

As more fully described herein, the Advisers and the Special Purpose Subsidiaries will be required to register as investment advisers under the Advisers Act as a result of the elimination of the “private adviser” exemption from registration thereunder in accordance with the Private Fund Investment Advisers Registration Act of 2010 (the “2010 Act”).4 The Advisers have applied to register under the Advisers Act, and the Special Purpose Subsidiaries have applied to register under the Advisers Act as “relying advisers” of KDA in reliance on the position expressed by the 2012 ABA Letter (as defined below).

1 Section 2(a)(48) of the 1940 Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act, makes available significant managerial assistance with respect to the issuers of such securities and has elected to be subject to the provisions of Sections 55 through 65 of the 1940 Act.

2 Unless otherwise indicated, all section and rule references herein are to the 1940 Act or the rules adopted thereunder.

3 The Company, each Holding Company, and any future wholly owned subsidiary of the Company that is a holding company for an Adviser or any Special Purpose Subsidiary will rely on the Order only with respect to its ownership of an Adviser, or any Special Purpose Subsidiary that registers under the Advisers Act. References to the Company owning more than 50% of the equity interest or 50% of the interest in a portfolio company that is an investment adviser mean that the Company owns both more than 50% of the equity interest in the adviser and more than 50% of the voting interests in the adviser.

4 Title IV of the Dodd-Frank Wall Street Reform and Consumer Protection Act, Pub. L. No. 111-203, 124 Stat. 1376 (2010) (“Dodd-Frank Act”).

The Company believes the requested relief is in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  As discussed in greater detail below, the Commission has granted relief similar to that being requested herein to Baker, Fentress & Company, PMC Capital Inc., Broad Street Investing Corporation and General American Investors Company, Inc.

II.	THE COMPANY

A.  Organization

The Company was formed in August 2006 for the purpose of (i) acquiring 100% of the equity interests in KDA from Kohlberg & Co., LLC (“Kohlberg & Co.”), a leading private equity firm focused on middle market investing with which the Company maintains a strategic relationship, (ii) raising capital in an initial public offering (the “IPO”), and (iii) thereafter operating as an internally managed BDC under the 1940 Act.  These transactions were consummated in December 2006 and are collectively termed the “Formation Transactions.” On February 29, 2012, the Company acquired 100% of the equity interests in TA, an unregistered investment adviser (the “TA Transaction”). TA was acquired as a wholly owned subsidiary of Commodore Holdings, which is a newly formed wholly owned subsidiary of the Company. The Company is and will continue to be an internally managed BDC.

In connection with the Formation Transaction, KDA became a wholly owned portfolio company of the Company.  In connection with the TA Transaction, TA became an indirect wholly owned portfolio company of the Company. The Advisers manage collateralized loan obligation funds that invest in broadly syndicated loans, high yield bonds and other credit instruments (the “CLO Funds”). The Advisers receive contractual and recurring management fees and may also receive incentive fees from the CLO Funds for management and advisory services. The Advisers also typically receive one-time structuring fees upon the creation of a new CLO Fund. The Company expects to receive dividends of earnings from the Advisers that are derived from recurring fee income and to generate capital appreciation from its investment in the asset management business of the Advisers. Alternatively, for internal structuring purposes, these fees may be paid to certain special purpose vehicles that are direct or indirect wholly owned subsidiaries of the Company (each a “Special Purpose Subsidiary” and, collectively, the “Special Purpose Subsidiaries”). The Special Purpose Subsidiaries are currently wholly owned subsidiaries of Katonah Management, which is a holding company wholly owned by the Company. Katonah Management is an entity that is disregarded from its owner, the Company, for U.S. federal income tax purposes (a “disregarded entity”) and thus, for tax purposes, the Company is treated as owning the Special Purpose Subsidiaries directly. Therefore, any distributions paid by the Special Purpose Subsidiaries are treated as received directly by the Company for tax purposes. In the future, for internal structuring purposes, Special Purpose Subsidiaries may be wholly owned directly or indirectly by the Advisers, Katonah Management, Commodore Holdings, or another holding company wholly owned by the Company. Currently, the Company’s only subsidiaries are KDA, TA, the Holding Companies, the Special Purpose Subsidiaries, and Kohlberg Capital Funding LLC I and KCAP Funding, two wholly owned, special-purpose financing subsidiaries (“Kohlberg Funding”).

As indicated above, the Advisers and the Special Purpose Subsidiaries are wholly owned portfolio companies of the Company. The Company, the Advisers and the Special Purpose Subsidiaries are directly or indirectly overseen by the Company’s eight-member Board of Directors (the “Board”), of whom five are not considered “interested persons” (the “non-interested directors”) and three are considered interested persons (the “interested directors”) of the Company within the meaning of Section 2(a)(19). In its capacity as the Board of the Advisers’ and the Special Purpose Subsidiaries’ parent company, the Board indirectly oversees the Advisers and the Special Purpose Subsidiaries. Among other things, the Board monitors on at least a quarterly basis the Advisers’ and the Special Purpose Subsidiaries’ financial performance, CLO Fund performance, and the fair value determination of the Advisers and the Special Purpose Subsidiaries. Board members do not have a direct interest in the Advisers, the Holding Companies, or the Special Purpose Subsidiaries, as they are all directly or indirectly wholly owned portfolio companies of the Company.

B.  Business Overview

The Company originates, structures and invests in senior secured term loans, mezzanine debt and selected equity securities primarily in privately-held middle market companies. The Company defines the middle market as comprising companies with earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $10 million to $50 million and/or total debt of $25 million to $150 million. The Company’s investment objective is to generate current income and capital appreciation from investments made in senior secured term loans, mezzanine debt and selected equity investments in privately-held middle market companies.

The Company is also the sole shareholder of the Advisers and the Special Purpose Subsidiaries, which serve as collateral manager of certain CLO Funds. The Company expects to continue to receive dividends of earnings from the Advisers and the Special Purpose Subsidiaries that are derived from recurring fee income and to generate capital appreciation from its investment in the asset management business of the Advisers and the Special Purpose Subsidiaries. In addition, the Company has invested in the CLO Funds managed by the Advisers and the Special Purpose Subsidiaries and expects to invest, directly and indirectly, in future CLO Funds to be managed by the Advisers and the Special Purpose Subsidiaries. By making investments in the CLO Funds raised by the Advisers and the Special Purpose Subsidiaries in the future, for which the Company expects to receive a current cash return, the Company can help the Advisers and the Special Purpose Subsidiaries raise funds, which in turn will increase their assets under management and will result in additional management fee income for the Advisers and the Special Purpose Subsidiaries. The investment focus of the CLO Funds and the Company are generally distinct and generally do not overlap. The CLO Funds invest primarily in highly liquid, broadly syndicated debt of large corporate issuers. The Company invests primarily in illiquid middle market corporate debt and less liquid junior and mezzanine corporate financings, although on occasion the Company may invest in qualifying broadly syndicated issues, typically for short term investment to utilize cash. The Company and the CLO Funds infrequently invest in the same corporate issuer of debt, and, when they do, generally hold different securities as they invest at different levels of the debt structure. The CLO Funds, in such an instance, may take a position in the senior broadly syndicated debt of an issuer and the Company may invest in the less liquid junior positions of the issuer.

C.  Wholly Owned Asset Managers

The Advisers and the Special Purpose Subsidiaries are wholly owned portfolio companies of the Company which manage certain unregistered, privately offered CLO Funds. The CLO Funds are not registered as “investment companies” under the 1940 Act in reliance on either Section 3(c)(1) or 3(c)(7) of the 1940 Act, which excepts certain funds from the definition of investment company. The CLO Funds invest in broadly syndicated loans, high yield bonds and other credit instruments issued by corporations. These CLO Funds do not invest in asset-backed securities secured by commercial mortgages, residential mortgages or other consumer borrowings. The Advisers and the Special Purpose Subsidiaries do not currently offer any other investment advisory services or provide services to any other entities other than the CLO Funds. As of December 31, 2010, KDA and the Special Purpose Subsidiaries had approximately $2.1 billion of par value of assets under management, and the Company’s 100% equity interest in KDA and the Special Purpose Subsidiaries was valued at approximately $42 million.

The Advisers directly serve as collateral manager for certain of the CLO Funds. For other CLO Funds, for internal structuring purposes, the Special Purpose Subsidiaries serve as direct collateral manager and KDA, or in the future TA, provide management services and employees on an as-needed basis to the Special Purpose Subsidiaries. The Special Purpose Subsidiaries do not currently have any employees of their own. Consistent with the positions of the Commission, the Company has applied to register KDA and the Special Purpose Subsidiaries on a single application for registration. TA has applied to register separately as an investment adviser. The Advisers shall subject all of the Special Purpose Subsidiaries’ advisory activities to the Advisers Act and the rules thereunder, each Special Purpose Subsidiary shall be subject to examination by the SEC, the Advisers shall ensure that the Special Purpose Subsidiaries and their employees and persons acting on their behalf are subject to the Advisers’ supervision and control, and the Advisers shall ensure that all of the employees and persons acting on their behalf will be considered “persons associated with” the Adviser (as that term is defined in Section 202(a)(7) of the Advisers Act).5

5 See ABA Subcommittee on Private Investment Entities, SEC No-Action Letter (Dec. 8, 2005) and Commission staff letter issued January 18, 2012 to the American Bar Association Business Law Section, Subcommittee on Hedge Funds (“2012 ABA Letter”).

The Advisers and the Special Purpose Subsidiaries receive contractual and recurring management fees as well as an expected one-time structuring fee from the CLO Funds for their management and advisory services. The annual management fees are generally based on a fixed percentage of the par value of assets under management and are recurring in nature for the term of the CLO Fund so long as the Adviser or a Special Purpose Subsidiary manages the fund. As a result, the annual management fees earned generally are not subject to market value fluctuations in the underlying collateral. The Advisers and the Special Purpose Subsidiaries may also receive incentive fees upon the liquidation of CLO Funds, provided such CLO Funds have achieved a minimum investment return to holders of their subordinated securities or preferred shares. In addition, the Advisers and the Special Purpose Subsidiaries may earn income related to net interest on assets accumulated for future CLO Fund issuances on which it has provided a first loss guaranty in connection with loan warehouse arrangements for the CLO Funds. The Advisers and the Special Purpose Subsidiaries generate annual operating income equal to the amount by which their fee income exceeds their operating expenses. Services other than advisory services may be provided through a separate subsidiary other than Special Purpose Subsidiaries of the Company that would not provide investment advisory services or register under the Advisers Act. If such a structure were to be implemented, income from investment advisory services alone would still present the tax issues described below, and relief from Section 12(d)(3) would still be required for the Company and the Holding Companies to continue to own the Advisers and the Special Purpose Subsidiaries. Currently, the Company’s only subsidiaries are KDA, TA, the Holding Companies, the Special Purpose Subsidiaries, and Kohlberg Funding, two wholly owned, special-purpose financing subsidiaries.

The revenue that the Advisers and the Special Purpose Subsidiaries generate through the fees they receive for managing CLO Funds and after paying the expenses associated with its operations, including compensation of employees, may be distributed to the Company as dividends.

D.  Holding Companies

Katonah Management and Commodore Holdings each are, and will remain, a wholly owned subsidiary of the Company. Currently, the Special Purpose Subsidiaries are wholly owned by Katonah Management and TA is a wholly owned subsidiary of Commodore Holdings. In the future, for internal structuring purposes, Special Purpose Subsidiaries may be wholly owned directly or indirectly by the Advisers, the Holding Companies, or another holding company wholly owned by the Company. The Holding Companies will not have any other business other than serving as holding companies of an Adviser or Special Purpose Subsidiary. Currently, the Company’s only subsidiaries are KDA, TA, the Holding Companies, the Special Purpose Subsidiaries, and Kohlberg Funding, two wholly owned, special-purpose financing subsidiaries.

E. Tax Status

The Company has made an election to be treated for tax purposes as a regulated investment company (“RIC”). The Company currently qualifies, and is eligible to be treated, as a RIC, and intends to continue to qualify for such status in the future.  As a RIC, the Company generally will not pay corporate-level federal income taxes on any net ordinary income or capital gains that it distributes to its stockholders as dividends in accordance with the timing requirements of the Internal Revenue Code of 1986, as amended (the “Code”).  To maintain its RIC status, the Company must meet specified source-of-income and asset diversification requirements and distribute to its stockholders annually at least 90% of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. The Company will satisfy the source-of-income test for purposes of qualifying as a RIC if it derives in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or other securities or currencies, net income from certain “qualified publicly traded partnerships” (as defined in the Code) or other income derived with respect to its business of investing in such stock, securities or currencies (income from such sources is referred to herein as “Good RIC Income”).  Importantly, fee income received by the Advisers and the Special Purpose Subsidiaries in connection with the provision of services to the CLO Funds generally would not constitute Good RIC Income to the Company if it earned such income directly.  Therefore, in order for the Company to maintain its RIC status while continuing to receive the income from its ownership of the Advisers and the Special Purpose Subsidiaries, the Company believes that it is in the best interests of the Company and its shareholders for the Advisers and the Special Purpose Subsidiaries to continue to receive fees from the CLO Funds instead of the Company receiving such fees directly. KDA, Commodore Holdings, and the Special Purpose Subsidiaries have elected to be treated as taxable entities. Accordingly, KDA, Commodore Holdings, and the Special Purpose Subsidiaries are taxed at corporate tax rates based on their taxable income, if any.

III.	THE ADVISERS

KDA was organized in 2005 by Kohlberg & Co. and began its middle market lending operations in February 2006. As noted above, pursuant to the Formation Transactions, the Company acquired 100% of the equity interests of KDA in connection with the IPO, such that KDA became a wholly owned portfolio company of the Company. TA was organized in 1998 by certain principals as an unregistered investment adviser. As noted above, pursuant to the TA Transactions, the Company acquired 100% of the equity interests of TA in a private transaction on February 29, 2012, such that TA became a wholly owned subsidiary of Commodore Holdings, a newly formed entity wholly owned by the Company. The Advisers and the Special Purpose Subsidiaries receive contractual and recurring management fees, may receive a one-time structuring fee and may also receive an incentive fee from the CLO Funds for management and advisory services. The revenue that the Advisers and the Special Purpose Subsidiaries generate through the fees they receive for the Advisers and the Special Purpose Subsidiaries managing CLO Funds and after paying the expenses associated with their operations, including compensation of employees, may be distributed to the Company. While the Company typically makes a minority investment in the subordinated securities or preferred stock of CLO Funds raised and managed by the Advisers and the Special Purpose Subsidiaries, the securities issued by the CLO Funds are primarily held by third parties.

In connection with its current investment management activities, the Advisers and the Special Purpose Subsidiaries rely on the exemption from registration set forth in Section 203(b)(3) of the Advisers Act, which provides generally that an investment adviser with fewer than 15 clients is not required to register with the Commission (i.e., the “private adviser” exemption). However, as a result of the elimination of the “private adviser” exemption by the 2010 Act, the Advisers and the Special Purpose Subsidiaries will be required to register as investment advisers under the Advisers Act, depending on the facts and circumstances at or around the time of the effective date of the 2010 Act, including, among other things, the dollar amount of their assets under management.6 Rule 203-1(e) under the Advisers Act delays the effective date of the 2010 Act and permits an adviser that is relying on, and was entitled to rely on, the private adviser exemption in Section 203(b)(3) on July 20, 2011, such as the Advisers and the Special Purpose Subsidiaries, to delay registering with the Commission until March 30, 2012. While certain advisers are exempted from the registration requirements under the 2010 Act, as implemented under new Rules 202(a)(30)-1, 203(l)-1, and 203(m)-1, the Advisers and the Special Purpose Subsidiaries are not expected to qualify for any of these exemptions.7 KDA has applied to register as an investment adviser and the Special Purpose Subsidiaries have applied to register as “relying advisers” of KDA on a single application for registration in reliance on the position expressed by the 2012 ABA Letter. TA has applied to register separately as an investment adviser. The Advisers and the Special Purpose Subsidiaries, as registered investment advisers, will adopt policies and procedures required for registered investment advisers under the Advisers Act. Following the effectiveness of the Advisers’ and the Special Purpose Subsidiaries’ application for registration as investment advisers, the Company does not and will not own any security issued by or any other interest in any investment adviser (as defined in the Advisers Act) that will not be registered as an investment adviser under the Advisers Act. The Company, as an “associated person of an investment adviser,” will subject of all of its investment advisory activities, if any, to the Advisers Act and the rules thereunder, as well as to the Advisers’ policies and procedures in this respect.

6 See Title IV of the Dodd-Frank Act. The 2010 Act was originally effective one year from enactment but its effectiveness was delayed until March 30, 2012 by Release No. IA-3222 (see fn. 7).

7 See Exemptions for Advisers to Venture Capital Funds, Private Fund Advisers With Less Than $150 Million in Assets Under Management, and Foreign Private Advisers, Investment Advisers Act Release No. IA-3222 (Jun. 22, 2011) (“Release No. IA-3222”).

IV.	REASONS FOR REQUEST

The Advisers’ and the Special Purpose Subsidiaries’ registration as investment advisers would permit them to continue to operate the business of managing the CLO Funds as direct or indirect wholly owned taxable portfolio companies of the Company, thereby protecting the Company’s RIC status while ensuring that the investment advisory relationship between the Advisers and the Special Purpose Subsidiaries and the CLO Funds inures indirectly to the benefit of the Company and its shareholders.  As discussed above, the treatment of KDA, Commodore Holdings, and the Special Purpose Subsidiaries as entities that are taxable as corporations for U.S. federal income tax purposes prevents the fee income earned by the Advisers and the Special Purpose Subsidiaries from being attributed to the Company for tax purposes, as such fee income generally would not be Good RIC Income if earned directly by the Company. The Advisers and the Special Purpose Subsidiaries may distribute their net after tax earnings to the Company as dividends, which is Good RIC Income.  This structure permits the Company and its shareholders to continue to benefit from the fees associated with the advisory relationship between the Advisers and the Special Purpose Subsidiaries and the CLO Funds without the corresponding risk to the Company’s RIC status.8

As noted above, the Company acquired 100% of the equity interests of KDA in 2006, relying at that time on the “private adviser” exemption to ensure its continued compliance with the provisions of section 12(d)(3) of the Act. The Company subsequently formed the Special Purpose Subsidiaries, which also rely on the “private adviser” exemption from registration under the Advisers Act. On February 29, 2012, the Company acquired 100% of the equity interests of TA, which was also relying on the “private adviser” exemption. The Advisers and the Special Purpose Subsidiaries will be required to register as investment advisers under the Advisers Act as a result of the elimination of the “private adviser” exemption from registration thereunder in accordance with the 2010 Act. If the relief requested hereunder is not granted, the Company will likely be forced to decide between losing its RIC status, terminating its relationship with the Advisers and the Special Purpose Subsidiaries, or limiting the dollar amount of third-party assets that the Advisers and the Special Purpose Subsidiaries manage in order to avoid them having to register as investment advisers with the Commission. Any of these circumstances would be disadvantageous to the Company and its shareholders given that the amounts the Advisers and the Special Purpose Subsidiaries receive for the provision of management services result in dividends to the Company derived from the Advisers and the Special Purpose Subsidiaries’ recurring net fee income, and as a result improve the Company’s profitability. The Company’s Board, including a majority of the disinterested directors, in meetings held on September 14, 2011 and February 27, 2012, found that the continued investment by the Company in the Advisers and the Special Purpose Subsidiaries is in the best interests of the Company and its shareholders. The continued ownership of the Advisers and the Special Purpose Subsidiaries, subsequent to their registration as investment advisers, is not subject to approval by shareholders of the Company. The Company will include disclosure in its annual report on Form 10-K regarding the expected growth of advisory services provided by the Advisers and the Special Purpose Subsidiaries and associated risks, if any.

Permitting the Company and Holding Companies to continue to own the Advisers and the Special Purpose Subsidiaries once they become registered investment advisers also will enable the Advisers and the Special Purpose Subsidiaries to grow the assets they manages and increase their investment management fee income. Such growth and increase in income would provide additional value to the Company and its shareholders in the manner set forth in the immediately preceding paragraph.

 8 It is possible that in the future one or more of the Special Purpose Subsidiaries could elect to be treated for U.S. federal income tax purposes as a partnership or as a disregarded entity, rather than as a corporation, in which case any fee income of the Special Purpose Subsidiary could be treated as earned directly by the Company. The Company would only make such an election if the Company anticipated that the amount of fee income that the Company would be treated as earning would not cause the Company to fail to qualify as a RIC.

V.  DISCUSSION OF AUTHORITY

A.  Section 12(d)(3)

Section 12(d)(3) provides that:

[i]t shall be unlawful for any registered investment company and any company or companies controlled by such registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who is a broker, a dealer, is engaged in the business of underwriting, or is either an investment adviser of an investment company or an investment adviser registered under title II of this Act, unless (A) such person is a corporation all the outstanding securities of which … are, or after such acquisition will be, owned by one or more registered investment companies; and (B) such person is primarily engaged in the business of underwriting and distributing securities issued by other persons, selling securities to customers, or any one or more of such or related activities, and the gross income of such person normally is derived principally from such business or related activities.

Section 60 provides that Section 12 shall apply to a BDC to the same extent as if it were a registered closed-end investment company.

The Company currently directly and indirectly owns 100% of the equity interests in the Advisers and the Special Purpose Subsidiaries.  However, it is not expected that the Advisers or the Special Purpose Subsidiaries would also be broker-dealers that are primarily engaged in the business of underwriting and distributing securities issued by other persons.9 The ownership of the Advisers and the Special Purpose Subsidiaries, at such point as it becomes necessary for them to register as investment advisers, could thus cause the Company to be in violation of the provisions of Section 12(d)(3) unless the requested Order is issued.

Rule 12d3-1 provides certain limited relief from the restrictions of Section 12(d)(3).  In relevant part, Rule 12d3-1 provides that:

(a)           Notwithstanding section 12(d)(3) of the Act, a registered investment company, or any company or companies controlled by such registered investment company (“acquiring company”) may acquire any security issued by any person that, in its most recent fiscal year, derived 15 percent or less of its gross revenues from securities related activities unless the acquiring company would control such person after the acquisition.

(b)           Notwithstanding section 12(d)(3) of the Act, an acquiring company may acquire any security issued by a person that, in its most recent fiscal year, derived more than 15 percent of its gross revenues from securities related activities, provided that:

(1)           Immediately after the acquisition of any equity security, the acquiring company owns not more than five percent of the outstanding securities of that class of the issuer’s equity securities;

Since the Company expects that a significant portion of the Advisers and the Special Purpose Subsidiaries’ gross revenues will be derived from “securities related activities” as defined in Rule 12d3-1, and since the Company owns all the outstanding securities of the Advisers and the Special Purpose Subsidiaries and therefore would control the Advisers and the Special Purpose Subsidiaries, Rule 12d3-1(a) does not appear to be available. In addition, since the Company expects that a significant portion of the Advisers and the Special Purpose Subsidiaries’ gross revenue will be derived from “securities related activities” as defined in Rule 12d3-1, and since the Company owns all of the outstanding equity securities of the Advisers and the Special Purpose Subsidiaries, Rule 12d3-1(b) does not appear to be available.

9 While neither the Commission nor its staff has ever identified the threshold level of activity an entity must meet to be “primarily engaged” in the business of underwriting and distributing securities issued by other persons, the Commission in the investment company status context has taken the position that “primarily engaged” means that the entity devotes at least 55% of its assets to a business and it derives at least 55% of its income from that business. See, e.g., Exemption from the Investment Company Act of 1940 for the Offer and Sale of Securities by Foreign Banks and Foreign Insurance Companies and Related Entities, Investment Company Act Release No. 17682 (Aug. 17, 1990) at fn. 33 (“In various contexts, the term ‘primarily engaged’ in a business has been taken to mean that at least 55% of a company’s assets are employed in, and 55% of a company’s income is derived from, that business.”).

Furthermore, Rule 12d3-1(c) provides that:

(c) Notwithstanding paragraphs (a) and (b) of this section, this section does not exempt the acquisition of:

(1) A general partnership interest; or

(2) A security issued by the acquiring company's promoter, principal underwriter, or any affiliated person of such promoter, or principal underwriter; or

(3) A security issued by the acquiring company’s investment adviser, or an affiliated person of the acquiring company's investment adviser, other than a security issued by a subadviser or an affiliated person of a subadviser of the acquiring company provided that:

(i) Prohibited relationships. The subadviser that is (or whose affiliated person is) the issuer is not, and is not an affiliated person of, an investment adviser responsible for providing advice with respect to the portion of the acquiring company that is acquiring the securities, or of any promoter, underwriter, officer, director, member of an advisory board, or employee of the acquiring company;

(ii) Advisory contract. The advisory contracts of the subadviser that is (or whose affiliated person is) the issuer, and any subadviser that is advising the portion of the acquiring company that is purchasing the securities:

(A) Prohibit them from consulting with each other concerning transactions of the acquiring company in securities or other assets, other than for purposes of complying with the conditions of paragraphs (a) and (b) of this section; and

(B) Limit their responsibility in providing advice to providing advice with respect to a discrete portion of the acquiring company's portfolio.

None of the restrictions in Rule 12d3-1(c) apply to the Company’s interest in the Advisers or the Special Purpose Subsidiaries, which are not general partnership interests, a security issued by the Company’s promoter, principal underwriter, or any affiliated person of such promoter, or principal underwriter, or a security issued by the Company’s investment adviser, or an affiliated person of the Company’s investment adviser. Therefore, the Company does not believe ownership of greater than 50% of the interest in an investment adviser to private funds, such as the Advisers or the Special Purpose Subsidiaries, presents the potential for the type of abuse intended to be eliminated by the provisions of section 12(d)(3).

As more fully set forth below, the Company believes that continuing to hold the Advisers and the Special Purpose Subsidiaries is consistent with the purposes of the 1940 Act, including the protection of investors, and appropriate in the public interest. The Company’s and Holding Companies’ ownership and control of the Advisers and the Special Purpose Subsidiaries does not present the concerns against which Section 12(d)(3) was intended to safeguard, namely the entrepreneurial risks of securities-related businesses and conflicts of interest and reciprocal practices. In addition, the Commission has previously granted similar exemptive relief to registered closed-end investment management companies to allow those companies to establish wholly owned registered investment adviser subsidiaries.10

10 See Broadstreet Investing Corporation, National Investors Corporation, Tri-Continental Corporation, Union Capital Fund, Inc. and Whitehall Fund, Inc., Investment Company Act Release Nos.7071 (March 16, 1972) (notice) and 7117 (April 4, 1972) (order);  General American Investors Company, Inc., Investment Company Act Release Nos. 11345 (Sept. 10, 1980) (notice) and 11396 (Oct. 10, 1980) (order) (by the Commission); PMC Capital, Inc., Investment Company Act Release Nos. 19823 (Oct. 29, 1993) (notice) and 19895 (Nov. 23, 1993) (order) (pursuant to delegated authority); and Baker, Fentress & Company, Investment Company Act Release Nos. 21890 (April 15, 1996) (notice) and 21949 (May 10, 1996) (order) (pursuant to delegated authority).

B.	Ownership of the Advisers and the Special Purpose Subsidiaries is Consistent with the Purposes Fairly Intended by the 1940 Act’s Policies and Provisions

The Company does not believe a greater than 50% ownership of the interests of the Advisers or the Special Purpose Subsidiaries presents the potential for the type of abuse intended to be eliminated by the provisions of section 12(d)(3). The Company’s and Holding Companies’ ownership and control of the Advisers and the Special Purpose Subsidiaries does not present the concerns against which Section 12(d)(3) was intended to safeguard, namely the entrepreneurial risks of securities-related businesses and conflicts of interest and reciprocal practices.  Legislative history suggests that the prohibitions set forth within Section 12(d)(3) were intended, in part, to protect investment companies from making what were considered at the time to be risky investments.11  Specifically, the limitations imposed by Section 12(d)(3) were intended to limit the risk of a registered investment company’s exposure to the “‘entrepreneurial risks,’ or general liabilities, that are peculiar to securities related businesses.”12  Much of this concern stemmed from the fact that, in 1940, when Section 12(d)(3) was adopted, most securities-related businesses were organized as privately held general partnerships.13  As a result, an investment in such a company would expose an investment company to the unlimited liabilities of a general partner.

While the nascent securities-related business sector of the financial services industry of the 1930s may have been populated by companies that were viewed as risky investments because they were organized as private partnerships,14 today’s financial services industry is subject to a much more robust body of regulation, which contributes to a more conservative risk profile for those companies that comprise the industry. Moreover, the risks presented by the form of organization of a securities-related business are no longer as germane as they were at the time of the adoption of Section 12(d)(3) because many formerly closely-held securities-related businesses have reorganized into corporate forms that are characterized by limited liability in an effort to raise capital through the public capital markets. Based on data collected from the Investment Adviser Registration Depository as of April 18, 2010, the vast majority (90.52%) of investment advisory firms were organized as either corporations or limited liability companies, compared to a mere 3.23% of registered investment advisers that were organized as general partnerships.15

11 See In the Matter of Pacific Coast Mortgage Company, 22 S.E.C. 829, at p. 832 (May 23, 1946) (“Manifestly, the rationale of Section 12(d)(3) which is obviously intended to prevent operating investment companies from engaging in diverse financial activities in conjunction with persons other than investment companies is inapplicable here.”)

12 See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities-Related Businesses, Investment Company Act Release No. 19716 at 6 (Sept. 16, 1993). See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities Related Businesses, Investment Company Act Release No. 19204 (Jan. 4, 1993).

13 See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities Related Businesses, Investment Company Act Release No. 19204 (Jan. 4, 1993).

14 See Exemption for Acquisition by Registered Investment Companies of Securities Issued by Persons Engaged Directly or Indirectly in Securities Related Businesses, Investment Company Act Release No. 13725, 49 Fed. Reg. 2912 (Jan. 24, 1984) (according to the release, in 1940 most securities-related businesses were organized as private partnerships and, thus, exposed investment company shareholders to the entrepreneurial risks associated with general partnership interests in those securities related businesses).

15 Evolution-Revolution: A Profile of the Investment Adviser Profession (July 2010) (45.71% of all registered investment advisers were organized as corporations and 44.81% were organized as limited liability companies).

The Company’s shareholders are not exposed to the risk of unlimited liability associated with an interest in the Advisers and the Special Purpose Subsidiaries because they are insulated by a layer of liability protection between the Advisers, the Special Purpose Subsidiaries and the Company as the Advisers and the Special Purpose Subsidiaries are organized as separate entities and are structured as limited liability companies, not partnerships.  Therefore, the concerns behind Section 12(d)(3) of protecting investment companies from making what were considered at the time to be risky investments is not present in the case at hand given the layer of liability protection between the Advisers and the Special Purpose Subsidiaries and the Company.

Section 12(d)(3) was also intended to prevent potential conflicts of interest and reciprocal practices between investment companies and securities related businesses which might result in investment companies being organized, operated, managed, or their portfolio securities selected in the interests of brokers, dealers, underwriters, and investment advisers.16 As with the 1940 Act in general, Section 12(d)(3) was an attempt by the Commission to prevent situations in which brokers, securities dealers and other financial intermediaries were in a position to dominate investment companies.  The Commission provided examples of such situations in the Report on the Study of Investment Trusts and Investment Companies (the “Investment Trust Study”).17  For example, the Commission was concerned that investment company sponsors, such as investment banks, were using affiliated investment companies as a receptacle for illiquid and distressed securities.18  It was also concerned that investment banks were using the investment companies to acquire securities that were subject to the investment banks’ underwriting endeavors in an effort to increase the banks’ underwriting capacity.19  Another problematic practice that is sometimes discussed in conjunction with the concerns Section 12(d)(3) was intended to address what is commonly referred to as “propping.”  Propping occurred where a securities related business was in a position to exercise control and influence over an investment company and took advantage of this position to advance its own pecuniary interests by forcing the investment company to purchase or otherwise acquire the outstanding securities of the affiliated securities related business, regardless of the value to the investment company, in an effort to “prop” up the value of the affiliate’s stock.  As discussed in the Investment Trust Study, bank sponsored investment companies were particularly susceptible to propping.20

As early as 1964, however, the Commission recognized that the operation of Section 12(d)(3) was counterproductive under certain circumstances and unduly limited the investment options of investment companies.21  As operating companies and other non-securities related businesses acquired securities firms with more regularity in the early 1960s, it became clear that the literal application of Section 12(d)(3) was harming investment companies and denying their shareholders investment opportunities by preventing them from investing in large operating companies such as General Electric, Sears, Roebuck, and General Motors, which owned or controlled financial intermediaries such as broker-dealers, investment advisers, underwriters, and insurance companies.22

16 15 U.S.C. § 80a-1(b)(2) (1940).

17 H.R. Doc. No. 707, 75th Cong., 3d Sess. (1938)

18 Id. part I, at 75-76.

19 Id.

20 Id. part III, at 107 (“Following the market crash of October of 1929, the funds of the Chatham Phenix Allied Corporation were utilized to support the market price of the stock of Chatham Phenix National Bank & Trust Company.”).

21 See Adoption of Rule 12d-1 to Provide Conditional Exemption of Certain Purchases or Acquisitions of Securities from the Prohibitions of Section 12(d)(3) of the Investment Company Act of 1940, Investment Company Act Release No. 4044 (Sept. 4, 1964) (hereinafter “Release 4044”).

22 See id.

As discussed previously, the Company owns 100% of the equity interests in the Advisers and the Special Purpose Subsidiaries and, as a result, exercises total control over the strategic direction of the Advisers and the Special Purpose Subsidiaries, including the power to control the policies that affect the Company and to protect the Company from potential conflicts of interest and reciprocal practices.  In this regard, as a condition to the Company’s requested relief, the Company will agree not to dispose of the equity interests of the Advisers if, as a result, the Company would own, directly or indirectly, 50% or less of the outstanding voting interests or equity interests of each Adviser unless the Company disposes of 100% of its interest in such Adviser.  As a result, the Company will continue to be in a position to control the Advisers’ strategic direction and policies via the holding of at least a majority of the voting equity interests of each Adviser for so long as it holds any interest in such Adviser.

The Advisers and the Special Purpose Subsidiaries are existing portfolio companies of the Company. As wholly owned portfolio companies and the sole shareholder of each Adviser and the Special Purpose Subsidiaries, the Company, the Advisers and the Special Purpose Subsidiaries generally have aligned interests. In addition, the Company has adopted policies and procedures with respect to the Advisers and the Special Purpose Subsidiaries designed to ensure that the Company, the Advisers and the Special Purpose Subsidiaries are each being operated and managed in the best interests of the Company’s shareholders and that the ownership by the Company of the Advisers and the Special Purpose Subsidiaries is consistent with the purposes fairly intended by the policy and provisions of the 1940 Act. The Company, for itself, and the Advisers and the Special Purpose Subsidiaries, on behalf of the CLO Funds, have policies and procedures designed to mitigate conflicts of interest between the Company, the Advisers, the Special Purpose Subsidiaries, and the CLO Funds. The investment focus of the CLO Funds and the Company are distinct and generally do not overlap. The Company and the CLO Funds very rarely invest in the same securities. The Company and the CLO Funds infrequently invest in the same corporate issuer of debt, and, when they do, generally hold different securities as they invest at different levels of the debt structure. The CLO Funds, in such an instance, may take a position in the senior broadly syndicated debt of an issuer and the Company may invest in the less liquid junior positions of the issuer. The Company and the Advisers and the Special Purpose Subsidiaries’ policies and procedures govern the allocation of investment opportunities in the unusual circumstance where the Company and the CLO Funds invest in the same security. These policies provide that investment opportunities are allocated according to “optimum investment amounts” for the Company and the CLO Funds based on criteria such as investment objectives, diversification, cash flow, liquidity requirements and asset allocation targets specific to each CLO Fund. If the total investment is unavailable, the allocation available is generally allocated among investing entities pro rata based on the optimum investment amount. The Company, the Advisers and Special Purpose Subsidiaries have also adopted other policies and procedures to address potential conflicts, including but not limited to policies and procedures governing allocation of expenses, policies and procedures governing personal securities trading, and policies and procedures regarding insider trading and confidentiality of proprietary information, as discussed further in section (D) below. Furthermore, the CLO Funds do not hold securities of the Advisers or Special Purpose Subsidiaries or the Company, and the Advisers and the Special Purpose Subsidiaries do not serve as investment adviser, underwriter or promoter to the Company or any other position described in Rule 12d3-1(c).

C.	The Commission Has Previously Granted Relief to Permit Registered Investment Companies to Own Significant Interests in Registered Investment Advisers

Particularly relevant to this request is the fact that the Commission has previously granted similar relief to permit internally managed, registered closed-end investment companies, which are functionally and structurally similar to BDCs, to establish wholly owned registered investment adviser subsidiaries.23   Importantly, all but one of these involved the use by registered closed-end investment companies of wholly owned registered investment adviser subsidiaries to provide investment advisory services to third-parties, rather than the provision of such investment advisory services by the registered closed-end investment companies, in order to maintain the registered closed-end investment companies’ RIC status.

23 See Broadstreet Investing Corporation, National Investors Corporation, Tri-Continental Corporation, Union Capital Fund, Inc. and Whitehall Fund, Inc., Investment Company Act Release Nos.7071 (March 16, 1972) (notice) and 7117 (April 4, 1972) (order);  General American Investors Company, Inc., Investment Company Act Release Nos. 11345 (Sept. 10, 1980) (notice) and 11396 (Oct. 10, 1980) (order) (by the Commission); PMC Capital, Inc., Investment Company Act Release Nos. 19823 (Oct. 29, 1993) (notice) and 19895 (Nov. 23, 1993) (order) (pursuant to delegated authority); and Baker, Fentress & Company, Investment Company Act Release Nos. 21890 (April 15, 1996) (notice) and 21949 (May 10, 1996) (order) (pursuant to delegated authority).

Most recently, the Commission issued an order to Baker, Fentress & Company, et al. (“Baker Fentress”), a registered, internally managed closed-end fund and registered investment adviser, to permit it to purchase all of the stock of John A. Levin & Co., Inc. (“LEVCO”), a registered investment adviser.  Following the acquisition, the order further permitted LEVCO to, among other things, continue to operate and advise certain private investment companies structured as limited partnerships.  Baker Fentress sought to generate growth by increasing the assets under management, but was constrained by its RIC status and the requirement that 90% of its gross income constitute Good RIC Income.  Baker Fentress formed a wholly owned subsidiary to acquire LEVCO (with its established investment management business and its two wholly owned subsidiaries, one of which was a broker-dealer).  LEVCO was then merged into the wholly owned subsidiary and LEVCO’s registered investment adviser’s wholly owned subsidiaries became wholly owned subsidiaries of the newly formed Baker Fentress subsidiary, New LEVCO.

D.	Ownership of the Advisers and the Special Purpose Subsidiaries is Consistent With the Protection of Investors

The Advisers and the Special Purpose Subsidiaries are an important part of the Company’s overall business. Certain personnel are joint employees of the Advisers and the Company, including certain of the Company and the Advisers’ executive officers and Board members. Since the Advisers are wholly owned portfolio companies of the Company, the Chief Executive Officer, Chief Financial Officer, and Chief Investment Officer of the Company all devote time to both the Company’s and the Advisers’ operations. Each Adviser and the Company each have solely dedicated employees that are investment advisory personnel for their respective company. Certain employees of each Adviser may also provide research services and support to the Company. Certain employees of an Adviser may also provide research services and support to the other Adviser or may serve as joint-employees of the Advisers. The Advisers and the Company also share certain employees with administrative, operational and back office functions, such as human resources personnel, technology personnel, and finance personnel. No advisory personnel employed by the Company or any of its investment adviser subsidiaries are involved in any advisory businesses or activities outside of the Company’s ownership and control, except for certain principals of TA (the “TA Principals”). These principals serve as employees of TA, serve as directors of the Company, and are also the principals and sole owners of a registered investment adviser that is not an “affiliated person” (as that term is defined in Section 2(a)(3) of the 1940 Act) of the Company (together with any adviser that is a “relying adviser” of such registered investment adviser, the “Unaffiliated Adviser”).24 The Unaffiliated Adviser provides investment advisory services to pooled investment vehicles regarding private equity investments and a credit fund in liquidation that is no longer making investments (“Current Clients”). No new investments are currently being recommended to the Current Clients. Furthermore, the investment strategies of the CLO Funds and the Unaffiliated Adviser’s clients (“Unaffiliated Adviser Clients”) 25 do not overlap. The CLO Funds and the Unaffiliated Adviser Clients shall not invest in the same securities or investments. The Company, the Advisers, the Special Purpose Subsidiaries, and the CLO Funds shall not invest in the same securities or investments as the Unaffiliated Adviser or the Unaffiliated Adviser Clients. Potential conflicts of interest among shared employees are mitigated by each Adviser’s status as a controlled portfolio company of the Company and policies and procedures in place between the Company and the Advisers governing the companies’ relationship. In addition, the TA Principals shall not use or disclose to any person (except as required by applicable law or for the proper performance of their regular duties and responsibilities for TA) any and all information of TA and its “affiliated persons” (as defined in Section 2(a)(3) of the 1940 Act) that is not generally available to the public obtained by them incident to their employment or any other association with the TA or its “affiliated persons” (as defined in Section 2(a)(3) of the 1940 Act).   The Company will disclose in the reports and registration statement it files with the Commission an assessment of whatever risks, if any, are associated with owning the registered investment advisers.

Allowing the Company and Holding Companies to continue to own the Advisers and the Special Purpose Subsidiaries after they have registered as advisers under the Advisers Act is not only consistent with the protection of investors, but it benefits the Company and its shareholders by ultimately increasing its gross revenues and net income in the manner noted above.  Moreover, if the relief requested is not granted, the Company and, thus, the Company’s shareholders, will likely suffer the harm of either losing some or all of the benefit of the income from owning the Advisers and Special Purpose Subsidiary business or potentially losing the benefit of the Company’s RIC status.

24 The term “relying adviser” is as defined in the 2012 ABA Letter.

25 The term “Unaffiliated Adviser Clients” includes the Current Clients and any future advisory clients of the Unaffiliated Adviser so long as any TA principal is employed by or on the Board of the Company or any investment adviser owned by the Company.

The Advisers and the Special Purpose Subsidiaries will also not subject the Company’s shareholders to additional risks of liability due to its structure.  As discussed previously, the Company is legally and structurally insulated from liability in connection with the Advisers’ and the Special Purpose Subsidiaries’ business.  Therefore, from the perspective of the Company’s shareholders, the Company’s direct or indirect ownership of the Advisers and the Special Purpose Subsidiaries should be viewed no differently than the Company’s investment in any other wholly owned portfolio company.

Lastly, continuing to hold the Advisers and the Special Purpose Subsidiaries is not inconsistent with the protection of the Company’s shareholders.  The Company’s shareholders’ regulatory protections are in no way compromised if the Advisers and the Special Purpose Subsidiaries are registered under the Advisers Act. To the contrary, the Company’s shareholders benefit from the fact that the Advisers and the Special Purpose Subsidiaries, like the Company, will be extensively regulated by the Commission.  The Company, as a BDC, is subject to the regulatory rigors of the 1940 Act and the Advisers and the Special Purpose Subsidiaries, as registered investment advisers, and the Company and the Holding Companies, as “associated persons of an investment adviser”, will be required to comply with the Advisers Act.

E.	Allowing the Company and Holding Companies to Continue to Own the Advisers and Special Purpose Subsidiaries is Appropriate in the Public Interest

Section 6(c) of the 1940 Act provides in pertinent part that the Commission by rule, regulation or order may exempt any person or transaction or any class of persons or transactions from any provision of the 1940 Act if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

The Company believes that this request is both necessary and appropriate in the public interest and consistent with the protection of investors because its continued success as a BDC is furthered by increasing the amount and diversification of the assets under its management, while capitalizing on its niche skill set.  The Company further submits that Section 12(d)(3) should not prevent the Company’s shareholders from realizing the substantial benefits to be obtained through the Company’s and Holding Companies’ continuing ownership of the Advisers and Special Purpose Subsidiaries.

F.  Conclusion

The Company believes that the Advisers and the Special Purpose Subsidiaries’ registration as investment advisers under the Advisers Act do not present the potential for the risks and abuses Section 12(d)(3) is intended to eliminate.  Moreover, the Company believes that the standards set forth in Section 6(c) have been met.  For the foregoing reasons, the Company respectfully requests that the Commission issue an order under Section 6(c) granting an exemption from the provisions of Section 12(d)(3) for the purpose of permitting the Company and its wholly owned holding companies, the Holding Companies, to continue to hold a greater than fifty percent equity interest of each Adviser and to hold each Special Purpose Subsidiary as described in this Application on the basis that such ownership is in the best interests of the Company and its shareholders.

VI.	CONDITIONS

The Applicants agree that the Order of the Commission granting the requested relief shall be subject to the following conditions:

1	The Company will not dispose of its interests in an Adviser if, as a result, the Company would own, directly or indirectly, 50% or less of the outstanding voting interests or equity interests in that Adviser, unless the Company disposes of 100% of its interest in such Adviser.

2	The Board will review at least annually the investment management business of the Company, the Advisers and the Special Purpose Subsidiaries in order to determine whether the benefits derived by the Company warrant the continuation of the ownership by the Company of the Advisers and the Special Purpose Subsidiaries and, if appropriate, will approve (by at least a majority of the directors of the Company who are not “interested persons” of the Company as defined by the 1940 Act) at least annually, such continuation.

VII.	AUTHORIZATION

All actions necessary to authorize the execution and filing of this Application under the Company’s charter and other previous exemptive relief have been taken, and the person signing and filing this Application is authorized to do so on behalf of the Company.

The verifications required by Rule 0-2(d) under the 1940 Act are attached to Exhibit A.  Resolutions, duly adopted by the Board and attached as Exhibit B, C and D, have authorized the Company’s officers to prepare, or cause to be prepared, and to execute and file with the commission this Application.  All requirements for the execution and filing of this Application and amendments thereto, in the name and on behalf of the Company, have been complied with and the individual who signed and filed this Application is duly authorized to do so.

KOHLBERG CAPITAL CORPORATION

By:	/s/ Michael I. Wirth
Michael I. Wirth
Chief Financial Officer, Secretary and Treasurer

Exhibit A

VERIFICATION

STATE OF NEW YORK	)
COUNTY OF NEW YORK	)

The undersigned says that he has duly executed the attached Application for and on behalf of Kohlberg Capital Corporation; that he is the Chief Financial Officer, Chief Compliance Officer, Secretary and Treasurer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Michael I. Wirth
Name:	Michael I. Wirth
Title:	Chief Financial Officer, Secretary and Treasurer

Date: March 1, 2012

Exhibit B

Resolutions of

Kohlberg Capital Corporation (the “Corporation”)

Board of Directors (the “Board”)

WHEREAS, the Corporation owns 100% of the equity interests in Katonah Debt Advisors, LLC (“KDA”); and

WHEREAS, the Board anticipates that KDA will be required to register as an investment adviser with the Securities and Exchange Commission (the “SEC”); and

WHEREAS, the Board believes that the ability to continue to own KDA as it continues to grow is in the best interests of the Corporation and its shareholders; and

WHEREAS, the ownership by the Corporation of a registered investment adviser may require certain exemptive relief from certain provisions of the 1940 Act, which relief must be obtained from the SEC; and

WHEREAS, the Board has reviewed the proposed application for an order of the SEC granting exemption from certain applicable provisions of the 1940 Act to permit the Corporation to own a registered investment adviser (the “Exemptive Application”);

RESOLVED:	That the Chief Executive Officer, the Chief Financial Officer, the Chief Compliance Officer, the Chief Investment Officer, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary and/or any Assistant Secretary (each an “Officer”) shall be, and each of them individually hereby is, authorized and empowered to execute in the name of the Corporation and file with the SEC the Exemptive Application, substantially in the form as has been submitted to and considered by each member of the Board, with such changes therein as the Officers executing the same may consider advisable or necessary.

RESOLVED:	That the Officers shall be, and each of them individually hereby is, authorized and directed to make, execute, deliver and file such Exemptive Application, including any attachments thereto, and any amendments thereto as Officers in their discretion deem necessary or advisable in order to effectuate the foregoing resolution.

RESOLVED:	That all actions taken prior to the adoption of these resolutions by any Officer in connection with these matters referred to herein that would have been within the authority conferred hereby had these resolutions predated such actions be, and all such actions hereby are, confirmed, ratified and approved in all respects.

RESOLVED:	That the Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

Exhibit C

Additional Resolutions of

Kohlberg Capital Corporation (the “Corporation”)

Board of Directors (the “Board”)

WHEREAS, the Corporation owns 100% of the equity interests in Katonah Debt Advisors, LLC (“KDA”); and

WHEREAS, the Board anticipates that KDA will be required to register as an investment adviser with the Securities and Exchange Commission (the “SEC”); and

WHEREAS, the Board believes that the ability to continue to own KDA as it continues to grow is in the best interests of the Corporation and its shareholders; and

WHEREAS, the ownership by the Corporation of a registered investment adviser may require certain exemptive relief from certain provisions of the 1940 Act, which relief must be obtained from the SEC; and

WHEREAS, the Board has reviewed the proposed application for an order of the SEC granting exemption from certain applicable provisions of the 1940 Act to permit the Corporation to own a registered investment adviser (the “Exemptive Application”);

RESOLVED:	That the Board, including by a majority of the disinterested directors, has found that the continued investment by the Corporation in KDA, subsequent to its registration as an investment adviser, is in the best interests of the Corporation and its shareholders.

Exhibit D

Additional Resolutions of

Kohlberg Capital Corporation (the “Corporation”)

Board of Directors (the “Board”)

WHEREAS, the Corporation owns 100% of the equity interests directly or indirectly in certain special purpose vehicles (“SPVs”) that serve as direct collateral manager for certain of the collateralized loan obligation funds (“CLO Funds”); and

WHEREAS, Katonah Debt Advisors, LLC (“KDA”), the SPVs and the Company have applied to register as investment advisers with the Securities and Exchange Commission (the “SEC”); and

WHEREAS, the Board of Directors believes that the ability to continue to own the SPVs and Trimaran Advisors, L.L.C. (the “Company”) following their registration as investment advisers is in the best interests of the Corporation and its shareholders; and

WHEREAS, the ownership by the Corporation of a registered investment adviser may require certain exemptive relief from certain provisions of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), which relief must be obtained from the SEC; and

WHEREAS, the Board of Directors has previously reviewed and approved the filing of an application for an order of the SEC granting exemption from certain applicable provisions of the Advisers Act to permit the Corporation to own a registered investment adviser with respect to KDA (the “Exemptive Application”);

WHEREAS, the Board of Directors now wishes to approve the filing of an amended application for an order of the SEC granting an exemption from certain applicable provisions of the Advisers Act to permit the Corporation to own the SPVs and the Company following their registration as investment advisers (the “Amended Exemptive Application”);

RESOLVED:	That the Board of Directors, including by a majority of the disinterested directors, has found that the continued investment by the Corporation in the SPVs and the Company, subsequent to their registration as investment advisers, is in the best interests of the Corporation and its shareholders.

RESOLVED:	That the Authorized Officers shall be, and each of them individually hereby is, authorized and empowered to execute in the name of the Corporation and file with the SEC the Amended Exemptive Application, substantially in the form as has been submitted to and considered by each member of the Board of Directors, with such changes therein as the Authorized Officers executing the same may consider advisable or necessary.

RESOLVED:	That the Authorized Officers shall be, and each of them individually hereby is, authorized and directed to make, execute, deliver and file such Amended Exemptive Application, including any attachments thereto, and any amendments thereto as Authorized Officers in their discretion deem necessary or advisable in order to effectuate the foregoing resolution.

RESOLVED:	That the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

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